Code of Professional Standards

                       American Funds Tax-Exempt Series I

                            As adopted June 19, 2003


     Preamble: The above named Trust has adopted this Code of Professional Standards (the "Code") in accordance with the requirements of Form N-CSR adopted by the Securities and Exchange Commission (the "SEC") pursuant to Section 406 of the Sarbanes-Oxley Act of 2002.

     1. The Trust has adopted this Code for the purpose of deterring wrongdoing and promoting honest and ethical conduct. The Code applies to the principal executive officer and principal financial and accounting officer (together the "Officers") of the Fund.

     2. The Officers shall conduct themselves in such a manner as to deter wrongdoing and to promote:

     (a) honest and ethical conduct in the affairs of the Trust, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     (b) full, fair, accurate, timely and understandable disclosure in reports and documents that the Trust files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Trust; and

     (c) compliance with applicable governmental laws, rules and regulations.

     It is the responsibility of the Officers, by their words and actions, to foster a corporate culture that encourages honest and ethical conduct, including the ethical resolution of, and appropriate disclosure of, conflicts of interest. The Officers should work to assure a working environment that is characterized by respect for law and compliance with applicable rules and regulations.

     The Officers must:

     - act with integrity;

     - familiarize themselves with the disclosure requirements generally applicable to the Trust and, to the extent appropriate within the Officer's area of responsibility, take appropriate steps with the goal of promoting full, fair, accurate, timely and understandable disclosure in reports and documents the Trust files with the SEC and in other public communications made by the Trust;

     - not knowingly misrepresent, or cause others to misrepresent, facts about the Trust; and

     - not use personal influence or personal relationships to improperly influence investment decisions or financial reporting whereby the Officer would benefit personally to the detriment of the Trust.





     3. Reporting. Upon receipt of this Code and annually thereafter, the Officers must sign an acknowledgement stating that he or she has received, read and understands the Code.

     4. Violations. Any person who becomes aware of an apparent violation of this Code must report it to the Trust's Compliance Officer or Chairman of the Trust. The Compliance Officer is authorized to investigate any such violations and report his or her findings to the Chairman of the Board. The Chairman may report violations of the Code to the Board of Trustees, if he or she believes such reporting is appropriate. The Chairman may also determine the appropriate sanction for any violations of this Code, including removal from office, provided that removal from office shall only be carried out with the approval of the Board of Trustees of the Trust.


     5. Amendments. Technical, administrative or other non-substantive amendments to this Code must be approved by the Chairman of the Trust and any material amendment must be approved by the Board of Trustees. Amendments must be filed with the SEC as required by applicable rules. All amendments must be in writing.

     6. Relationship to Codes of Ethics. The Trust and its principal service providers have adopted codes of ethics under Rule 17j-1 under the Investment Company Act of 1940. Those codes are separate requirements and are not part of this Code.

     7. Confidentiality. All reports and records prepared or maintained pursuant to this Code shall be confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone.